Brookfield Renewable Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS AT MARCH 31, 2021 AND DECEMBER 31, 2020 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

Brookfield

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	13	$358	$431
Restricted cash	14	279	208
Trade receivables and other current assets	15	946	928
Financial instrument assets	4	69	62
Due from related parties	18	44	56
Assets held for sale	3	1,476	57
		3,172	1,742
Financial instrument assets	4	394	407
Equity-accounted investments	12	981	971
Property, plant and equipment, at fair value	7	44,280	44,590
Intangible assets		227	232
Goodwill	2	1,010	970
Deferred income tax assets	6	187	205
Other long-term assets		650	605
Total Assets		$50,901	$49,722
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$585	$625
Financial instrument liabilities	4	263	283
Due to related parties	18	753	506
Corporate borrowings	8	—	3
Non-recourse borrowings	8	1,182	1,026
Provisions		348	304
Liabilities directly associated with assets held for sale	3	808	14
		3,939	2,761
Financial instrument liabilities	4	523	668
Corporate borrowings	8	2,162	2,132
Non-recourse borrowings	8	15,631	14,921
Deferred income tax liabilities	6	5,161	5,515
Provisions		782	712
Other long-term liabilities		1,269	1,246
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	11,604	11,100
General partnership interest in a holding subsidiary held by Brookfield	9	50	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,466	2,721
Class A shares of Brookfield Renewable Corporation	9	2,184	2,408
Preferred equity	9	617	609
Preferred limited partners' equity	10	1,028	1,028
Limited partners' equity	11	3,485	3,845
Total Equity		21,434	21,767
Total Liabilities and Equity		$50,901	$49,722
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended March 31
	Notes	2021	2020
Revenues	18	$1,020	$1,049
Other income		27	15
Direct operating costs		(391)	(326)
Management service costs	18	(81)	(40)
Interest expense	8	(233)	(239)
Share of earnings from equity-accounted investments	12	5	2
Foreign exchange and financial instrument gain	4	48	20
Depreciation	7	(368)	(337)
Other		(99)	(12)
Income tax recovery (expense)
Current	6	(16)	(20)
Deferred	6	33	(23)
		17	(43)
Net income (loss)		$(55)	$89
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$57	$50
General partnership interest in a holding subsidiary held by Brookfield	9	20	16
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(46)	2
Class A shares of Brookfield Renewable Corporation	9	(41)	—
Preferred equity	9	7	7
Preferred limited partners' equity	10	14	12
Limited partners' equity	11	(66)	2
		$(55)	$89
Basic and diluted income (loss) per LP unit		$(0.24)	$0.01
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2021	2020
Net income (loss)		$(55)	$89
Other comprehensive income (loss) that will not be reclassified to net income
Revaluations of property, plant and equipment	7	(272)	—
Actuarial loss on defined benefit plans		14	2
Deferred income taxes on above items		45	—
Unrealized (loss) gain on investments in equity securities		2	(10)
Equity-accounted investments		(2)	1
Total items that will not be reclassified to net income		(213)	(7)
Other comprehensive income (loss) that will be reclassified to net income
Foreign currency translation		(671)	(1,804)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	4	92	(20)
Gain on foreign exchange swaps net investment hedge	4	28	46
Reclassification adjustments for amounts recognized in net income	4	(52)	(19)
Deferred income taxes on above items		(12)	6
Equity-accounted investments	12	(3)	(14)
Total items that may be reclassified subsequently to net income		(618)	(1,805)
Other comprehensive income (loss)		(831)	(1,812)
Comprehensive loss		$(886)	$(1,723)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(415)	$(950)
General partnership interest in a holding subsidiary held by Brookfield	9	18	9
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(157)	(317)
Class A shares of Brookfield Renewable Corporation	9	(139)	—
Preferred equity	9	15	(39)
Preferred limited partners' equity	10	14	12
Limited partners' equity	11	(222)	(438)
		$(886)	$(1,723)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Class A shares of BEPC	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$2,408	$11,100	$56	$2,721	$21,767
Net income (loss)	(66)	—	—	—	—	—	(66)	14	7	(41)	57	20	(46)	(55)
Other comprehensive income (loss)	—	(110)	(57)	2	8	1	(156)	—	8	(98)	(472)	(2)	(111)	(831)
Capital contributions (Note 9)	—	—	—	—	—	—	—	—	—	—	814	—	—	814
Distributions or dividends declared	(84)	—	—	—	—	—	(84)	(14)	(7)	(52)	(118)	(21)	(59)	(355)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	2
Other	(61)	(4)	8	—	—	1	(56)	—	—	(33)	223	(3)	(39)	92
Change in period	(209)	(114)	(49)	2	8	2	(360)	—	8	(224)	504	(6)	(255)	(333)
Balance as at March 31, 2021	$(1,197)	$(834)	$5,546	$(4)	$(31)	$5	$3,485	$1,028	$617	$2,184	$11,604	$50	$2,466	$21,434

Balance, as at December 31, 2019	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$—	$11,086	$68	$3,317	20,480
Net income (loss)	2	—	—	—	—	—	2	12	7	—	50	16	2	89
Other comprehensive income (loss)	—	(430)	—	1	(6)	(5)	(440)	—	(46)	—	(1,000)	(7)	(319)	(1,812)
Preferred LP Units Issued	—	—	—	—	—	—	—	195	—		—	—	—	195
Capital contributions	—	—	—	—	—	—	—	—	—	—	8	—	—	8
Disposal	7	—	(7)	—	—	—	—	—	—	—	—	—	—	—
Distributions or dividends declared	(99)	—	—	—	—	—	(99)	(12)	(7)	—	(134)	(17)	(72)	(341)
Distribution reinvestment plan	1	—	—	—	—	—	1	—	—	—	—	—	—	1
Other	8	7	5	—	(13)	(11)	(4)	—	—	—	(14)	—	(3)	(21)
Change in period	(81)	(423)	(2)	1	(19)	(16)	(540)	195	(46)	—	(1,090)	(8)	(392)	(1,881)
Balance, as at March 31, 2020	$(1,195)	$(1,123)	$6,420	$(8)	$(51)	$(4)	$4,039	$1,028	$551	$—	$9,996	$60	$2,925	$18,599
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended March 31
(MILLIONS)	Notes	2021	2020
Operating activities
Net income (loss)		$(55)	$89
Adjustments for the following non-cash items:
Depreciation	7	368	337
Unrealized foreign exchange and financial instruments loss (gain)	4	(27)	(20)
Share of earnings from equity-accounted investments	12	(5)	(2)
Deferred income tax (recovery) expense	6	(33)	23
Other non-cash items		14	15
Dividends received from equity-accounted investments	12	27	14
Changes in due to or from related parties		18	6
Net change in working capital balances		44	(3)
		351	459
Financing activities
Commercial paper and corporate credit facilities, net	8	(3)	38
Proceeds from non-recourse borrowings	8	1,037	615
Repayment of non-recourse borrowings	8	(354)	(617)
Repayment of lease liabilities		(9)	(9)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	814	16
Capital repaid to participating non-controlling interests – in operating subsidiaries		—	(7)
Issuance of preferred limited partners' units	10	—	195
Distributions paid:
To participating non-controlling interests – in operating subsidiaries	9	(118)	(134)
To preferred shareholders	9	(7)	(7)
To preferred limited partners' unitholders	10	(14)	(11)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	8,10	(216)	(182)
Borrowings from related party	18	410	—
Repayments to related party	18	(165)	—
		1,375	(103)
Investing activities
Investment in equity-accounted investments		(44)	(12)
Acquisitions net of cash and cash equivalents in acquired entity		(1,428)	(106)
Investment in property, plant and equipment	7	(289)	(65)
Proceeds from disposal of assets	3	—	94
Purchases of financial assets	4	—	(36)
Proceeds from financial assets	4	46	35
Restricted cash and other		(50)	(50)
		(1,765)	(140)
Foreign exchange loss (gain) on cash		(11)	(15)
Cash and cash equivalents
(Decrease) Increase		(50)	201
Net change in cash classified within assets held for sale		(23)	(4)
Balance, beginning of period		431	352
Balance, end of period		$358	$549
Supplemental cash flow information:
Interest paid		$205	$201
Interest received		$12	$6
Income taxes paid		$11	$21
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (”Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M” and “BEP.PR.O” respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2020 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2020 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on May 4, 2021.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, Indian rupees and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on Brookfield Renewable’s financial reporting.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
U.S. Wind Portfolio
On March 24, 2021, Brookfield Renewable, alongside institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, "U.S. Wind Portfolio") located in United States. The purchase price of this acquisition, including working capital and closing adjustments, was $744 million. The total transaction costs of $6 million were expensed as incurred and have been classified under other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Wind Portfolio would have been $48 million for the three months ended March 31, 2021.
U.S. Distributed Generation Portfolio
On March 31, 2021, Brookfield Renewable, alongside institutional partners, completed the acquisition of 100% of a distributed generation business (the "U.S. Distributed Generation Portfolio") comprised of 360 MW of operating and under construction assets across approximately 600 sites and 700 MW of development assets, all in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was $684 million. The total transaction costs of $2 million were expensed as incurred and have been classified under other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $16 million for the three months ended March 31, 2021.
The preliminary purchase price allocation, at fair value, with respect to the acquisitions are as follows:

(MILLIONS)	U.S. Wind Portfolio	U.S. Distributed Generation Portfolio	Total
Cash and cash equivalents	$1	$1	$2
Restricted cash	49	5	54
Trade receivables and other current assets	29	26	55
Property, plant and equipment	1,587	751	2,338
Current liabilities	(11)	(7)	(18)
Current portion of non-recourse borrowings	(85)	(7)	(92)
Financial instruments	(18)	—	(18)
Non-recourse borrowings	(742)	(124)	(866)
Provisions	(35)	(52)	(87)
Other long-term liabilities	(31)	(21)	(52)
Fair value of net assets acquired	744	572	1,316
Goodwill	—	112	112
Purchase price	$744	$684	$1,428

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

3.  ASSETS HELD FOR SALE
As at March 31, 2021, assets held for sale within Brookfield Renewable's operating segments include wind and solar facilities in Europe, United States and Asia.
Subsequent to quarter-end, Brookfield Renewable, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 656 MW operating and development wind portfolio in Ireland ("Ireland Wind Portfolio") for proceeds of $355 million ($142 million net to Brookfield Renewable). Brookfield Renewable holds a 40% economic interest in each of the project entities within the Ireland Wind Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
Subsequent to quarter-end, Brookfield Renewable entered into a binding agreement for the sale of its 100% interest in a 271 MW development wind portfolio in Scotland ("Scotland Wind Portfolio") for proceeds of $100 million ($100 million net to Brookfield Renewable). Brookfield Renewable holds a 100% economic interest in each of the project entities within the Scotland Wind Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
Subsequent to quarter-end, Brookfield Renewable, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 391 MW wind portfolio in the United States ("U.S. Wind Portfolio) for proceeds of $365 million ($161 million net to Brookfield Renewable). A revaluation of the U.S. Wind Portfolio was performed in accordance with our accounting policy election to apply the revaluation method. Brookfield Renewable holds approximately 20% to 100% economic interest in each of the project entities within the U.S. Wind Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	$27	$4
Restricted cash	13	1
Trade receivables and other current assets	77	1
Property, plant and equipment	1,321	51
Other long-term assets	38	—
Assets held for sale	$1,476	$57
Liabilities
Current liabilities	$52	$—
Long-term debt	637	4
Other long-term liabilities	119	10
Liabilities directly associated with assets held for sale	$808	$14

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

4.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2020 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2021				December 31, 2020
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$358	$—	$—	$358	$431
Restricted cash(1)	365	—	—	365	283
Financial instrument assets(2)
Energy derivative contracts	—	48	44	92	135
Interest rate swaps	—	19	—	19	—
Foreign exchange swaps	—	46	—	46	4
Investments in debt and equity securities(3)	—	37	96	133	175
Property, plant and equipment	—	—	44,280	44,280	44,590
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(47)	—	(47)	(33)
Interest rate swaps	—	(319)	—	(319)	(422)
Foreign exchange swaps	—	(66)	—	(66)	(94)
Tax equity	—	—	(354)	(354)	(402)
Contingent consideration(4)	—	—	—	—	(1)
Liabilities for which fair value is disclosed:
Corporate borrowings(2)	(2,333)	—	—	(2,333)	(2,448)
Non-recourse borrowing(2)	(2,409)	(15,712)	—	(18,121)	(17,991)
Total	$(4,019)	$(15,994)	$44,066	$24,053	$24,227
(1)Includes both the current amount and long-term amount included in Other long-term assets.
(2)Includes both current and long-term amounts.
(3)Excludes $173 million (2020: $155 million) of investments in debt securities that are measured at amortized cost.
(4)Amount relates to business combinations with obligations lapsing in 2022.
There were no transfers between levels during the three months ended March 31, 2021.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	March 31, 2021			December 31, 2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$92	$47	$45	$102
Interest rate swaps	19	319	(300)	(422)
Foreign exchange swaps	46	66	(20)	(90)
Investments in debt and equity securities	306	—	306	330
Tax equity	—	354	(354)	(402)
Total	463	786	(323)	(482)
Less: current portion	69	263	(194)	(221)
Long-term portion	$394	$523	$(129)	$(261)

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

(a)   Energy derivative contracts
Brookfield Renewable has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument in the interim consolidated statements of income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Energy derivative contracts	$(41)	$17
Interest rate swaps	53	(25)
Foreign exchange swaps	59	72
Tax equity	14	1
Foreign exchange gain (loss)	(37)	(45)
	$48	$20

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive loss for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Energy derivative contracts	$40	$37
Interest rate swaps	47	(57)
Foreign exchange swaps	5	—
	92	(20)
Foreign exchange swaps – net investment	28	46
Investments in debt and equity securities	2	(10)
	$122	$16
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive loss for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Energy derivative contracts	$(55)	$(24)
Interest rate swaps	3	5
	$(52)	$(19)

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items. Brookfield Renewable includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$205	$52	$55	$122	$43	$7	$7	$77	$70	$—	$638	$(39)	$421	$1,020
Other income	5	8	—	1	42	—	—	6	3	9	74	(2)	(45)	27
Direct operating costs	(69)	(12)	(20)	(42)	(18)	(3)	(1)	(24)	(27)	(7)	(223)	21	(189)	(391)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	20	10	30
Adjusted EBITDA	141	48	35	81	67	4	6	59	46	2	489	—	197
Management service costs	—	—	—	—	—	—	—	—	—	(81)	(81)	—	—	(81)
Interest expense	(36)	(7)	(6)	(19)	(6)	(2)	(2)	(29)	(13)	(19)	(139)	6	(100)	(233)
Current income taxes	(1)	(2)	(2)	—	(1)	—	—	—	—	—	(6)	—	(10)	(16)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(6)	(4)	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(83)	(83)
Funds From Operations	104	39	27	62	60	2	4	30	33	(119)	242	—	—
Depreciation	(65)	(14)	(6)	(59)	(22)	(3)	(3)	(44)	(20)	(1)	(237)	13	(144)	(368)
Foreign exchange and financial instrument gain (loss)	(21)	(1)	3	(21)	4	(1)	—	10	—	27	—	—	48	48
Deferred income tax expense	12	(1)	(2)	6	—	—	(1)	(3)	2	22	35	—	(2)	33
Other	(26)	—	—	(12)	(32)	—	1	(15)	(8)	(81)	(173)	2	72	(99)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	—	(15)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	26	26
Net income (loss) attributable to Unitholders(2)	$4	$23	$22	$(24)	$10	$(2)	$1	$(22)	$7	$(152)	$(133)	$—	$—	$(133)
(1)Share of earnings from equity-accounted investments of $5 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $57 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$265	$61	$60	$60	$22	$4	$6	$34	$33	$—	$545	$(21)	$525	$1,049
Other income	1	3	2	2	—	—	—	1	1	2	12	(3)	6	15
Direct operating costs	(69)	(17)	(26)	(14)	(9)	(1)	(1)	(11)	(13)	(5)	(166)	9	(169)	(326)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	15	8	23
Adjusted EBITDA	197	47	36	48	13	3	5	24	21	(3)	391	—	370
Management service costs	—	—	—	—	—	—	—	—	—	(33)	(33)	—	(7)	(40)
Interest expense	(39)	(4)	(7)	(18)	(3)	(2)	(2)	(16)	(4)	(18)	(113)	3	(129)	(239)
Current income taxes	(3)	(2)	(4)	—	—	—	—	—	—	—	(9)	1	(12)	(20)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(4)	(8)	(12)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(214)	(214)
Funds From Operations	155	41	25	30	10	1	3	8	17	(73)	217	—	—
Depreciation	(58)	(20)	(6)	(42)	(12)	(4)	(3)	(19)	(5)	(1)	(170)	6	(173)	(337)
Foreign exchange and financial instrument gain (loss)	18	7	5	(2)	(10)	—	(3)	(2)	1	(13)	1	2	17	20
Deferred income tax expense	(20)	1	(1)	(2)	1	—	—	(2)	—	17	(6)	—	(17)	(23)
Other	(20)	(4)	—	6	—	(1)	2	(3)	—	(2)	(22)	1	9	(12)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(9)	—	(9)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	164	164
Net income (loss) attributable to Unitholders(2)	$75	$25	$23	$(10)	$(11)	$(4)	$(1)	$(18)	$13	$(72)	$20	$—	$—	$20
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $50 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, BEPC exchange shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at March 31, 2021
Cash and cash equivalents	$37	$5	$8	$25	$43	$1	$4	$85	$40	$2	$250	$(32)	$140	$358
Property, plant and equipment	12,861	1,403	1,823	3,190	921	247	177	3,456	2,051	—	26,129	(991)	19,142	44,280
Total assets	13,565	1,591	2,053	3,906	1,353	262	276	3,845	2,304	55	29,210	(435)	22,126	50,901
Total borrowings	3,390	230	421	1,912	532	65	124	2,565	1,191	2,169	12,599	(358)	6,734	18,975
Other liabilities	3,198	133	509	971	347	7	22	449	100	1,047	6,783	(77)	3,786	10,492
For the three months ended March 31, 2021:
Additions to property, plant and equipment	26	15	29	23	62	—	—	21	15	1	192	(1)	100	291
As at December 31, 2020
Cash and cash equivalents	$38	$6	$6	$36	$60	$1	$3	$86	$48	$7	$291	$(20)	$160	$431
Property, plant and equipment	12,983	1,544	1,965	3,606	1,095	274	175	3,548	1,880	—	27,070	(940)	18,460	44,590
Total assets	13,628	1,751	2,201	3,801	1,267	292	272	3,985	2,101	100	29,398	(387)	20,711	49,722
Total borrowings	3,439	245	439	1,680	669	66	125	2,534	864	2,143	12,204	(332)	6,210	18,082
Other liabilities	3,232	153	556	773	220	8	22	568	211	784	6,527	(55)	3,401	9,873
For the three months ended March 31, 2020:
Additions to property, plant and equipment	12	8	1	9	2	—	—	21	2	1	56	(17)	58	97

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

Geographical Information
The following table presents consolidated revenue split by technology and geographical region for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Hydroelectric
North America	$271	$338
Brazil	56	72
Colombia	227	247
	554	657
Wind
North America	178	125
Europe	68	66
Brazil	17	13
Asia	29	22
	292	226
Solar	123	112
Energy transition	51	54
Total	$1,020	$1,049
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	March 31, 2021	December 31, 2020
United States	$24,015	$22,955
Colombia	7,577	8,150
Canada	4,890	4,880
Brazil	3,100	3,308
Europe	4,837	5,417
Asia	842	851
	$45,261	$45,561
6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 24% for the three months ended March 31, 2021 (2020: 33%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2020	$28,418	$9,010	$7,012	$150	$44,590
Additions	140	62	77	12	291
Acquisitions through business combinations	—	1,587	751	—	2,338
Transfer to assets held for sale	—	(1,271)	—	—	(1,271)
Items recognized through OCI
Change in fair value	—	(272)	—	—	(272)
Foreign currency translation	(752)	(125)	(138)	(13)	(1,028)
Items recognized through net income
Depreciation	(135)	(147)	(83)	(3)	(368)
As at March 31, 2021(3)	$27,671	$8,844	$7,619	$146	$44,280
(1)Includes biomass and cogeneration.
(2)Includes assets under construction of $652 million (2020: $598 million).
(3)Includes right-of-use assets not subject to revaluation of $75 million (2020: $74 million) in the hydroelectric segment, $181 million (2020: $185 million) in the wind segment, $187 million (2020: $152 million) in the solar segment, and $2 million (2020: $3 million) in other.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	March 31, 2021				December 31, 2020
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	N/A	4	$—	$—
Commercial paper	N/A	N/A	—	—	0.4	< 1	3	3
Medium Term Notes:
Series 4 (C$150)	5.8	16	119	150	5.8	16	118	160
Series 9 (C$400)	3.8	4	318	345	3.8	4	314	348
Series 10 (C$500)	3.6	6	399	433	3.6	6	392	441
Series 11 (C$475)	4.3	8	378	428	4.3	8	373	442
Series 12 (C$475)	3.4	9	378	403	3.4	9	373	420
Series 13 (C$300)	4.3	29	239	261	4.3	29	236	287
Series 14 (C$425)	3.3	29	338	313	3.3	30	334	347
	3.9	13	2,169	2,333	3.9	14	2,140	2,445
Total corporate borrowings			2,169	$2,333			2,143	$2,448
Add: Unamortized premiums(1)			3				3
Less: Unamortized financing fees(1)			(10)				(11)
Less: Current portion			—				(3)
			$2,162				$2,132
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities
Brookfield Renewable had no commercial paper outstanding as at March 31, 2021 (2020: $3 million). The commercial paper program is supplemented by our $1,975 million corporate credit facilities.
In the first quarter of 2021, Brookfield Renewable extended the maturity of the sustainability-linked corporate credit facilities by two years to June 2026 and increased the size by $225 million.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 17 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	March 31, 2021	December 31, 2020
Authorized corporate credit facilities(1)	$2,375	$2,150
Authorized letter of credit facility	400	400
Issued letters of credit	(267)	(300)
Available portion of corporate credit facilities	$2,508	$2,250
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 19 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (MCLR). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. £ LIBOR and € LIBOR replacement is expected to be effective prior to December 31, 2021. US$ LIBOR replacement is expected to become effective prior to June 30, 2023. As at March 31, 2021, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings is presented in the following table:

	March 31, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric	4.8	8	$6,916	$7,435	4.8	9	$6,989	$7,853
Wind	4.0	9	4,542	4,869	4.3	10	4,324	4,785
Solar	3.5	11	3,706	4,150	3.6	12	3,684	4,247
Energy transition	3.2	9	1,604	1,667	3.8	11	1,009	1,106
Total	4.1	9	$16,768	$18,121	4.3	10	$16,006	$17,991
Add: Unamortized premiums(2)			149				63
Less: Unamortized financing fees(2)			(104)				(122)
Less: Current portion			(1,182)				(1,026)
			$15,631				$14,921
(1)Includes $253 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

In the first quarter of 2021, Brookfield Renewable completed a financing of COP 180 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling £40 million ($55 million) associated with a wind development project in Europe that is currently classified as held for sale. The debt bears interest at a fixed rate of 2.87% and matures in 2037.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

In the first quarter of 2021, Brookfield Renewable completed a financing totaling $400 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 1% and matures in 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling $100 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 2% and matures in 2024.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2021	December 31, 2020
Participating non-controlling interests – in operating subsidiaries	$11,604	$11,100
General partnership interest in a holding subsidiary held by Brookfield	50	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,466	2,721
Class A exchangeable shares of Brookfield Renewable Corporation	2,184	2,408
Preferred equity	617	609
	$16,921	$16,894

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2020	$1,002	$1,994	$3,623	$410	$627	$97	$2,651	$14	$682	$11,100
Net income (loss)	(1)	4	(24)	6	8	6	47	—	11	57
Other comprehensive income (loss)	(91)	(35)	(128)	(8)	5	—	(219)	(1)	5	(472)
Capital contributions	—	—	—	814	—	—	—	—	—	814
Distributions	(3)	(5)	(66)	(3)	(9)	—	(28)	—	(4)	(118)
Other	—	1	(7)	1	209	—	—	—	19	223
As at March 31, 2021	$907	$1,959	$3,398	$1,220	$840	$103	$2,451	$13	$713	$11,604
Interests held by third parties	75% - 80%	43% - 60%	23% - 71%	75%	50%	25%	53%	0.3%	20% - 50%

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP unit distributions exceed $0.2000 per LP unit per quarter, the incentive distribution is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit, the incentive distribution is equal to 25% of distributions above this threshold.
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26.0% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three months ended March 31, 2021, exchangeable shareholders of BEPC exchanged 3,609 BEPC exchangeable shares for less than $1 million LP units. No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at March 31, 2021, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2020: 194,487,939 units), 172,202,198 shares (December 31, 2020: 172,180,417 shares), and 3,977,260 units (December 31, 2020: 3,977,260 units), respectively.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units, representing 5% of its issued and outstanding LP units. The bids will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three months ended March 31, 2021. During the year ended December 31, 2020, there were no LP units repurchased.
Distributions
The composition of the distributions for the three months ended March 31 is presented in the following table:

	Three months ended March 31
(MILLIONS)	2021	2020
General partnership interest in a holding subsidiary held by Brookfield	$1	$1
Incentive distribution	20	16
	21	17
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	59	72
BEPC exchangeable shares held by
Brookfield	12	—
External shareholders	40	—
Total BEPC exchangeable shares	52	—
	$132	$89

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at

				2021	2020	March 31, 2021	December 31, 2020
Series 1 (C$136)	6.85	3.36	April 2025	$1	$1	$136	$134
Series 2 (C$113)(1)	3.11	2.74	April 2025	1	1	62	62
Series 3 (C$249)	9.96	4.40	July 2024	2	2	198	195
Series 5 (C$103)	4.11	5.00	April 2018	1	1	82	81
Series 6 (C$175)	7.00	5.00	July 2018	2	2	139	137
	31.03			$7	$7	$617	$609
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2021, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2020, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the three months ended March 31, 2021.
10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at
				2021	2020	March 31, 2021	December 31, 2020
Series 5 (C$72)	2.89	5.59	April 2018	$1	$1	$49	$49
Series 7 (C$175)	7.00	5.50	January 2026	2	2	128	128
Series 9 (C$200)	8.00	5.75	July 2021	2	2	147	147
Series 11 (C$250)	10.00	5.00	April 2022	2	2	187	187
Series 13 (C$250)	10.00	5.00	April 2023	2	2	196	196
Series 15 (C$175)	7.00	5.75	April 2024	2	2	126	126
Series 17 ($200)	8.00	5.25	March 2025	3	1	195	195
	52.89			$14	$12	$1,028	$1,028
As at March 31, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2020, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the three months ended March 31, 2021.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at March 31, 2021, 274,883,309 LP units were outstanding (December 31, 2020: 274,837,890 LP units) including 68,749,416 LP units (December 31, 2020: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three months ended March 31, 2021, 41,810 LP units (2020: 58,767 LP units) were issued under the distribution reinvestment plan at a total cost of $2 million (2020: $1 million).
During the three months ended March 31, 2021, exchangeable shareholders of BEPC exchanged 3,609 (2020: nil) exchangeable shares for less than $1 million (2020: nil) LP units.
As at March 31, 2021, Brookfield Asset Management’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and exchangeable shares represents approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximate 52% is held by public investors.
On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 26% direct interest in the exchangeable shares of BEPC as at March 31, 2021.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three months ended March 31, 2021.
Distributions
The composition of the limited partners' equity distributions for the three months ended March 31 is presented in the following table:

	Three months ended March 31
(MILLIONS)	2021	2020
Brookfield	$21	$31
External LP Unitholders	63	68
	$84	$99
In February 2021, Unitholder distributions were increased to $1.215 per LP unit on an annualized basis, an increase of $0.06 per LP unit, which took effect with the distribution payable in March 2021.
12. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the three months ended March 31, 2021:

(MILLIONS)	March 31, 2021
Balance, beginning of year	$971
Investment	44
Share of net income	5
Share of other comprehensive income	(5)
Dividends received	(27)
Foreign exchange translation and other	(7)
Balance, end of year	$981
During the quarter, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in Polenergia, a large scale renewable business in Poland, in connection with its previously announced tender offer alongside Polenergia’s current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and Polenergia’s current majority shareholder, holds a 75% interest in the company.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

13. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Cash	$346	$422
Short-term deposits	12	9
	$358	$431
14. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Operations	$188	$129
Credit obligations	151	119
Capital expenditures and development projects	26	35
Total	365	283
Less: non-current	(86)	(75)
Current	$279	$208
15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Trade receivables	$564	$614
Prepaids and other	126	64
Inventory	32	26
Income tax receivable	15	15
Other short-term receivables	158	163
Current portion of contract asset	51	46
	$946	$928
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
16.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Operating accrued liabilities	$215	$270
Accounts payable	135	127
Interest payable on borrowings	110	106
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable and exchange shares dividends(1)	53	46
Current portion of lease liabilities	33	33
Other	39	43
	$585	$625
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

17. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately R$54 million ($10 million) to acquire a 270 MW solar development portfolio in Brazil. The transaction is expected to close in the fourth quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to a historical contractual dispute. This litigation predates the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners. The dispute relates to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. Subsequent to the quarter, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest, and was paid by TerraForm Power. Brookfield Renewable has recognized a corresponding provision on its consolidated statement of financial position. Following this settlement, TerraForm Power commenced activities to pursue a recovery of all or a partial amount of the settlement. A partially-owned subsidiary of the Brookfield Renewable and shareholder of TerraForm Power is contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation, which will result in an immaterial dilution of Brookfield Renewable’s interest in TerraForm Power.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	March 31, 2021	December 31, 2020
Brookfield Renewable along with institutional investors	$47	$46
Brookfield Renewable's subsidiaries	770	670
	$817	$716
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
18. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the draws is LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were $570 million funds placed on deposit with Brookfield Renewable as at March 31, 2021 (2020: $325 million). There was $1 million interest expense on the Brookfield Asset Management revolving credit facility or deposit for the three months ended March 31, 2021 (2020: less than $1 million).
Contract Amendments
During the quarter, two long-term power purchase agreements for sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and Brookfield’s third-party power purchase agreements associated the sale energy generated by GLPL and MPT were reassigned.
Historically, the power purchase agreements required Brookfield to purchase energy generated by GLPL and MPT at an average price of C$100 per MWh and C$127 per MWh, respectively, both subject to an annual adjustment equal to a 3% fixed rate. The GLPL and MPT contracts with Brookfield each had an initial term to December 1, 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh. There were no changes to the terms following the assignment of the third-party power purchase agreements from Brookfield to GLPL and MPT.
There were no amendments to or terminations of the agreement that gives Brookfield Renewable the option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

The following table reflects the related party agreements and transactions for the three months ended March 31 in the interim consolidated statements of income (loss):

	Three months ended March 31
(MILLIONS)	2021	2020
Revenues
Power purchase and revenue agreements	$61	$96
Direct operating costs
Energy purchases	$(2)	$—
Insurance services(1)	—	(6)
	$(2)	$(6)
Interest expense
Borrowings	$(1)	$(1)
Contract balance accretion	$(5)	$(4)
	$(6)	$(5)
Management service costs	$(81)	$(40)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. Beginning in 2020, insurance services are paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2020 were nil.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

19.  SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at March 31, 2021
Current assets	$45	$422	$2,196	$514	$3,274	$(3,279)	$3,172
Long-term assets	4,520	260	5	30,056	47,648	(34,760)	47,729
Current liabilities	41	7	33	6,968	3,279	(6,389)	3,939
Long-term liabilities	—	—	2,162	104	23,262	—	25,528
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,604	—	11,604
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,466	—	—	2,466
BEPC exchangeable shares	—	—	—	—	2,184	—	2,184
Preferred equity	—	617	—	—	—	—	617
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
As at December 31, 2020
Current assets	$44	$416	$2,173	$568	$1,770	$(3,229)	$1,742
Long-term assets	4,879	256	6	31,329	47,886	(36,376)	47,980
Current liabilities	39	7	39	6,535	2,276	(6,135)	2,761
Long-term liabilities	—	—	2,132	214	22,851	(3)	25,194
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,100	—	11,100
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,721	—	—	2,721
BEPC exchangeable shares	—	—	—	—	2,408	—	2,408
Preferred equity	—	609	—	—	—	—	609
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
Three months ended March 31, 2021
Revenues	$—	$—	$—	$—	$1,020	$—	$1,020
Net income (loss)	(52)	—	(1)	(312)	136	174	(55)
Three months ended March 31, 2020
Revenues	$—	$—	$—	$—	$1,049	$—	$1,049
Net income (loss)	14	—	—	(63)	309	(171)	89
(1)Includes investments in subsidiaries under the equity method.
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
20. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable issued $350 million of green perpetual subordinated notes at a fixed rate of 4.625%.
Subsequent to the quarter, Brookfield Renewable signed an agreement which gives the right to acquire a 450 MW shovel ready solar project in India for $70 million ($20 million net to Brookfield Renewable). The transaction is expected to close in 2021 and remain subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
BRP Energy Group L.P.
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2019 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN